

07008158

SEC[illegible]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/30/05 (MM/DD/YY) AND ENDING 6/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCS PLACEMENTS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 Murray Street 8th Floor
(No. and Street)

New York (City) NY (State) 10007 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Butler 212-528-0852
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tomkiewicz Wright, LLC
(Name – *if individual, state last, first, middle name*)

6111 Peachtree Dunwoody Rd (Address) Bldg E, Ste 102 (City) Atlanta, GA (State) 30328 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCS Placements, LLC, as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Patricia M. Sullivan
Notary Public
State of New York
Dutchess County
01SU6073472
Commission Expires April 22, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors report on Internal Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BCS PLACEMENTS, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(with report of independent auditors)

PERIOD FROM INCEPTION (NOVEMBER 30, 2005)
TO JUNE 30, 2007

BCS PLACEMENTS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

PERIOD FROM INCEPTION (NOVEMBER 30, 2005) TO JUNE 30, 2007

CONTENTS

TW Tomkiewicz Wright, LLC
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Managing Member
BCS Placements, LLC
New York, New York

We have audited the accompanying statement of financial position of BCS Placements, LLC ("the Company") as of June 30, 3007, and the related statements of operations and comprehensive income, changes in member's equity, changes in subordinated borrowings, and cash flows for the period from inception (November 30, 2005) to June 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BCS Placements, LLC as of June 30, 2007, and the results of its operations and its cash flows for the period from inception (November 30, 2005) to June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tomkiewicz Wright LLC

Atlanta, Georgia
August 25, 2007

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Phone (770) 351-0411 Fax (770) 351-0495 www.twcpaga.com

BCS PLACEMENTS, LLC

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2007

ASSETS	
Current assets:	
Cash	$ 14,327
Accounts receivable	495,000
Investments – securities available-for-sale	31,560
Total current assets	540,887
Property and equipment, net of accumulated depreciation	105,078
Accounts receivable - non-current	1,075,417
	$ 1,721,382
LIABILITIES AND MEMBER'S EQUITY	
Current liabilities:	
Obligation under line of credit	$ 12,500
Account payable	20,475
Total current liabilities	32,975
Member's equity:	
Contributed capital	90,911
Retained earnings	1,597,751
Accumulated other comprehensive income	(255)
Total member's equity	1,688,407
	$ 1,721,382

See notes to financial statements and auditors' report.

BCS PLACEMENTS, LLC

STATEMENTS OF OPERATIONS AND COMPRHENSIVE INCOME
PERIOD FROM INCEPTION (NOVEMBER 30, 2005) TO JUNE 30, 2007

Revenues:	
Private placement fees	$ 1,650,000
Expenses:	
Professional fees	16,734
Office supplies	7,891
Depreciation expense	762
Repairs and maintenance	367
Registration fees	5,170
Dues and subscriptions	1,000
Bank charges	387
Interest expense	1,101
Travel and entertainment	11,869
Other expense	1,768
Communications	200
Total expenses	47,249
Net income	1,602,751
Other comprehensive income:	
Unrealized loss on securities arising during the year	(255)
Comprehensive income	$ 1,602,496

See notes to financial statements and auditors' report.

BCS PLACEMENTS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
PERIOD FROM INCEPTION (NOVEMBER 30, 2005) TO JUNE 30, 2007

	Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Member's Equity
Balances, November 30, 2005	$ -0-	$ -0-	$ -0-	$ -0-
Capital contributions by member	90,911			90,911
Distributions to member		(5,000)		(5,000)
Other comprehensive income: Unrealized loss on securities			(255)	(255)
Net income		1,602,751		1,602,751
Balances, December 31, 2006	$ 90,911	$ 1,597,751	$ (255)	$ 1,688,407

See notes to financial statements and auditors' report.

BCS PLACEMENTS, LLC

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
PERIOD FROM INCEPTION (NOVEMBER 30, 2005) TO JUNE 30, 2007

Subordinated liabilities at November 30, 2005	$	-0-
Increases:		
Issuance of subordinated notes		-0-
Decreases:		
Payment on subordinated notes		-0-
Subordinated liabilities at June 30, 2007	$	-0-

See notes to financial statements and auditors' report.

BCS PLACEMENTS, LLC

STATEMENT OF CASH FLOWS
PERIOD FROM INCEPTION (NOVEMBER 30, 2005) TO JUNE 30, 2007

Operating activities:	
Net income	$ 1,602,751
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	762
Changes in operating assets and liabilities:	
Accounts receivable	(495,000)
Accounts receivable- non-current	(1,075,417)
Accounts payable	20,475
Net cash provided by operating activities	53,571
Investing activities:	
Purchase of property and equipment	(105,840)
Net cash used in investing activities	(105,840)
Financing activities:	
Cash received from member's capital contributions	59,096
Proceeds from line of credit	12,500
Distributions to member	(5,000)
Net cash provided by financing activities	66,596
Net change in cash	14,327
Cash, beginning of period	-0-
Cash, end of period	$ 14,327
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the period for interest	$ 1,101

See notes to financial statements and auditors' report.

1. Summary of Significant Accounting Policies

Description of Business
BCS Placements, LLC (the "Company") is a broker-dealer that focuses on raising private equity from institutional investors. The Company is organized as a limited liability company in the state of New York with no finite termination date. The Company's operations are located in New York, New York. It is registered with the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers ("NASD").

Financial Statement Presentation
The accompanying financial statements include all transactions from the date the Company commenced operations, November 30, 2005, through the end of its fiscal year, June 30, 2007. During this period, the Company changed the end of its fiscal year for reporting purposes from December 31 to June 30.

Revenue Recognition
The Company recognizes revenues at the time fees are earned in accordance with the terms of the service agreements with its clients. This occurs when the Company has provided all services and has no further obligations under the agreement, or when certain benchmarks described in the agreement are met, resulting in an irrevocable right to receive revenues.

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation begins when the related asset is placed into service. Depreciation is provided by the straight-line method over the estimated useful lives of the depreciable assets.

Income Taxes
The Company is a single-member limited liability company and is not recognized as a reporting entity under the Internal Revenue Code for taxation purposes. Accordingly, the Company does not file a separate income tax return. The effects of the Company's operations are passed through to the member for taxation purposes.

Concentrations of Credit Risk
The Company's financial instruments subject to risk concentration are accounts receivable. At June 30, 2007, all accounts receivable are owed from one client and consist of balances due under a private placement agreement (see Note 3). The current portion of the receivable had been received in full at the date of the audit report and, in the opinion of management, no allowance for doubtful accounts and concurrent bad debt charge is necessary for the Company's accounts receivable at June 30, 2007.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Investments - Securities Available-For-Sale

The Company's investments in marketable equity securities are held for an indefinite period and thus are classified as available-for-sale. Investments are carried at fair value based on quoted market sources. For the period from inception (November 30, 2005) to June 30, 2007, the unrealized holding loss on such securities is $255 and is presented in member's equity in the accompanying financial statements as Accumulated Other Comprehensive Income. There are no realized gains or losses during the period from inception (November 30, 2005) to June 30, 2007.

3. Accounts Receivable

Current and non-current accounts receivable consist of balances due under a private placement agreement with a client. On June 29, 2007, the Company reached a placement level under this agreement which resulted in a placement fee due to the Company in the combined amount of these accounts. The current portion of the balance in the accompanying financial statements accrues interest at a rate of 8% until paid. The non-current receivable is due in sixty equal monthly payments including interest at 8%. This payment stream commences one year after the placement level was reached.

4. Property and Equipment

Equipment	$	15,249
Less accumulated depreciation		762
Property and equipment in service		14,487
Leasehold improvements in progress		90,591
Total property and equipment, net	$	105,078

Depreciation expense for the period from inception (November 30, 2005) to June 30, 2007 is $762. Leasehold improvements in progress consist of improvements which have not yet been placed in service at June 30, 2007.

5. Obligation Under Line of Credit

At June 30, 2007, the Company has borrowings of $12,500 under a line of credit arrangement with a financial institution. Interest is charged at the prevailing prime interest rate plus 5.35 percent. Interest-only payments are due monthly. The line is subject to an annual renewal. The line of credit is collateralized by the personal guarantee of the Company's sole member. Maximum borrowings available under the line are $45,000. The line expires in April 2010 unless renewed.

6. Related Party Transactions

The Company utilizes office space which is owned by its sole member. During the period from inception (November 30, 2005) to June 30, 2007, no agreement existed requiring the Company to make lease payments for this space, and no such lease payments were made during the period.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 10 to 1).

At June 30, 2007, the Company has net allowable capital of $5,022, which is $22 in excess of the required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio is 6.57 to 1 as of June 30, 2007. Accounts receivable and property and equipment reflected in the accompanying financial statements are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of Rule 15c3-1 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(ii), in that the Company does not hold customer funds or securities, and all customer funds received in connection with private placements and limited partnership offerings are immediately deposited in a restricted escrow account handled by a commercial bank.

BCS PLACEMENTS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2007

NET CAPITAL	
Total member's equity	$ 1,688,407
Deduct member's equity not allowable for net capital	-0-
Total member's equity qualified for net capital	1,688,407
Add:	
Subordinated borrowings allowable in computation of net capital	-0-
Other (deductions) or allowable credits-deferred income taxes payable	-0-
Total capital and allowable subordinated liabilities	1,688,407
Deductions and/or charges:	
Non-allowable assets:	
Securities not readily marketable	-0-
Exchange memberships	-0-
Furniture and equipment	105,078
Other assets	1,570,417
Additional charges for customers' and non-customers' security accounts	-0-
Additional charges for customers' and non-customers' commodity accounts	-0-
Aged fails-to-deliver	-0-
Aged short security differences	-0-
Secured demand note deficiency	-0-
Commodity futures contracts and spot commodities – propriety capital charges	-0-
Other deductions and/or charges	-0-
Net capital before haircuts on securities positions (tentative net capital)	12,912
Haircuts on securities:	
Contractual securities commitments	-0-
Securities collateralizing secured demand notes	-0-
Trading and investment securities:	-0-
Bankers' acceptances, certificates of deposit, and commercial paper	-0-
U.S. and Canadian government obligations	-0-
State and municipal government obligations	-0-
Corporate obligations	-0-
Stocks and warrants	-0-
Options	-0-
Other securities	4,734
Undue concentrations	3,156
Other	-0-
Net capital	$ 5,022

(Continued)

BCS PLACEMENTS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
JUNE 30, 2007

AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Bank loans payable	$	12,500
Drafts payable		-0-
Payable to brokers and dealers		-0-
Payable to clearing broker		-0-
Payable to non-customers		-0-
Other accounts payable and accrued expenses		20,475
Items not included in statement of financial condition:		
Market value of securities borrowed for which no equivalent value is paid or credited		-0-
Other unrecorded amounts		-0-
Total aggregate indebtedness	$	32,975
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital at 1500%	$	22
Excess net capital at 1000%	$	1,724
Ratio: Aggregate indebtedness to net capital		6.57 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of June 30, 2007)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	17,522
Net audit adjustments		(12,500)
Net capital per above	$	5,022

See notes to financial statements and auditors' report.

TW **Tomkiewicz Wright, LLC**
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Managing Member
BCS Placements, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of BCS Placements, LLC (the "Company"), as of June 30, 2007 and for the period from inception (November 30, 2005) to June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Phone (770) 351-0411 Fax (770) 351-0495 www.twcpaga.com

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tonkiewicz Wright LLC

Atlanta, Georgia
August 25, 2007

END